UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from        to

Commission File Number: 000-18592

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Merit Medical Systems, Inc.

1600 West Merit Parkway

South Jordan, Utah 84095

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Merit Medical Systems, Inc. 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah

June 29, 2020

We have served as the auditor of the Plan since 2003.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2019 AND 2018

	As of December 31,
	2019	2018
ASSETS:
Cash	$68,177	$117,896

Investments — at fair value	126,888,047	122,180,886

Receivables:
Notes receivable from participants	2,928,704	2,758,894
Employer contributions	97,992	162,689
Participant contributions	14,472	—
Other	5,482	—

Total receivables	3,046,650	2,921,583

Total assets	130,002,874	125,220,365

LIABILITIES:
Other	152,489	161,372

Total liabilities	152,489	161,372

NET ASSETS AVAILABLE FOR BENEFITS	$129,850,385	$125,058,993

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2019

CONTRIBUTIONS
Employer contributions	$3,000,723
Participant contributions	9,944,179
Rollover contributions	1,976,823

Total contributions	14,921,725

INVESTMENT INCOME (LOSS)
Net depreciation in fair value of investments	(3,601,980)
Interest and dividends	3,234,322

Net investment loss	(367,658)

Interest income on notes receivable from participants	156,780

Total additions	14,710,847

DEDUCTIONS
Benefits paid to participants	(9,737,600)
Administrative expenses	(181,855)

Total deductions	(9,919,455)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,791,392

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	125,058,993

End of year	$129,850,385

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

1.     DESCRIPTION OF THE PLAN

The following description of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all employees in the United States who have completed 90 days of service for Merit Medical Systems, Inc. (the “Company”). The Board of Directors of the Company has appointed the 401(k) Plan Administration and Investment Committee to control and manage the operation and administration of the Plan. Reliance Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On November 13, 2018, the Company acquired Cianna Medical, Inc. and approved an amendment to terminate the Cianna Medical, Inc. 401(k) Plan (“Cianna Medical Plan”) effective January 1, 2019. All of the participants in the Cianna Medical Plan were provided the option to have their account balance rolled into any qualified plan (including the Plan) or IRA, or receive a lump sum distribution. An aggregate amount of $726,494 was rolled into the Plan during the year ended December 31, 2019, and is included on the statement of changes in net assets available for benefits.

Contributions — Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. Participants have the option to make Roth elective salary reduction contributions to the Plan. From January 1, 2019 to September 30, 2019, the Company contributed, on a discretionary basis, 60% of the first 5% of total compensation that a participant contributed to the Plan. From October 1, 2019 to December 31, 2019, the Company made no discretionary contributions to the plan. Contributions to the plan also include participant contribution rollovers from other qualified plans.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company discretionary contributions into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers fund options with registered investment companies, a stable value fund, shares of the Company's stock, and a participant-directed brokerage account feature. Participants may direct their investments through a trustee-sponsored brokerage account, which offers a variety of mutual funds and the option to invest in individual stocks.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year of credited service and is 100% vested after five years of credited service.

Notes Receivable from Participants — Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid on a ratable basis through payroll deductions. The loans have maturity dates ranging from 2020 to 2028 with interest rates ranging from 4.25% to 6.50%.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts — As of December 31, 2019 and 2018, forfeited non-vested accounts totaled $256,741 and $235,511, respectively. These accounts may be used to reduce future employer contributions or to pay administrative expenses. During the year ended December 31, 2019, forfeited non-vested amounts totaling $168,778 were used to reduce the Company's employer contributions.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company as provided in the Plan document.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, common stock, a common collective trust, self-directed brokerage accounts, and interest-bearing cash funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Included in investments at December 31, 2019 and 2018 are shares of the Company’s common stock with a fair value of $25,093,786 and $38,884,153, respectively, held by the plan within participant accounts. This investment represents 19.8% and 31.8% of total investments at December 31, 2019 and 2018, respectively. Additionally, at December 31, 2019 and 2018 there were shares of the Company’s common stock with a fair value of $1,047,587 and $1,046,438, respectively, held by the Plan within self-directed brokerage accounts. This investment represents 0.8% and 0.9% of total investments at December 31, 2019 and 2018, respectively. A significant decline in the market value of the Company’s stock would significantly affect the net assets available for benefits.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of former participants who elected to withdraw from the Plan but had not been paid at December 31, 2019 and 2018.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of IRC limits. As of December 31, 2019 and 2018, total excess contributions payable was approximately $152,489 and $146,358.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses — Management fees and operating expenses charged to the Plan for investments in mutual funds and the common collective trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from plan participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

New Accounting Standards — In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of Accounting Standards Codification 820. ASU 2018-13 removed the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate net asset value to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The guidance is effective for fiscal years beginning after December 15, 2019. Plan management does not expect the adoption to have a material impact on the financial statements.

3. FAIR VALUE MEASUREMENTS

The fair values of investments are classified based on the lowest level of any input that is significant to the fair value measurement. The Plan used the following methods to determine fair value for purposes of the accompanying financial statements:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access on the report date.

Level 2 — Inputs (such as financial matrices, models, valuation techniques), other than quoted market prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs (such as professional appraisals, quoted prices from inactive markets that require adjustment based on significant assumptions or data that is not current, data from independent sources) that are unobservable for the asset or liability.

Asset Valuation Techniques — The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan's policy is to recognize significant transfers between levels at the actual date of the event.

Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Interest Bearing Cash — Held primarily in short-term money market commingled funds, which are valued at cost plus accrued interest.

Common Collective Trust — Valued at the net asset value of shares held by the Plan based on the fair value of its underlying assets reported in the audited financial statements of Morley Stable Value Fund (the "Fund"). This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchase and sales) may occur daily.

Self-directed Brokerage Accounts — Underlying investments are valued at closing price reported on the active market for which the individual securities are traded.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following table provides the amount and corresponding level of hierarchy for the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Interest bearing cash	$3,987,209	$—	$—	$3,987,209
Mutual funds	90,747,139	—	—	90,747,139
Self-directed brokerage accounts	4,074,637	—	—	4,074,637
Merit Medical Systems, Inc. common stock*	25,093,786	—	—	25,093,786
Total assets in the fair value hierarchy	$123,902,771	$—	$—	$123,902,771
Common collective trust, measured at net asset value				$2,985,276
Total Investments — at fair value				$126,888,047

* Represents a party-in-interest to the Plan.

The following table provides the amount and corresponding level of hierarchy for the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Interest bearing cash	$4,194,990	$—	$—	$4,194,990
Mutual funds	70,985,307	—	—	70,985,307
Self-directed brokerage accounts	3,815,432	—	—	3,815,432
Merit Medical Systems, Inc. common stock*	38,884,153	—	—	38,884,153
Total assets in the fair value hierarchy	$117,879,882	$—	$—	$117,879,882
Common collective trust, measured at net asset value				$4,301,004
Total Investments — at fair value				$122,180,886

* Represents a party-in-interest to the Plan.

For the years ended December 31, 2019 and 2018, there were no transfers in or out of Levels 1, 2 or 3.

4. COMMON COLLECTIVE TRUST

The Morley Stable Value Fund is a collective trust fund offered by the Principal Global Investors Trust Company (formerly known as Union Bond & Trust Company) whose objective is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile and liquidity for benefit responsive payments. The Fund invests primarily in a variety of high-quality stable value investment contracts (the performance of which may be predicted on underlying fixed income securities), as well as cash and cash equivalents.

Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Redemption is generally permitted daily. Individual participant redemptions for benefit payments and redemptions by participants to reinvest in options that do not compete with the common collective trust are generally permitted without restriction. Were the Plan to initiate a full redemption of the common collective trust, a twelve-month advance written notice is required.

5.     EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain plan investments are shares of various mutual funds or money market accounts that are owned and managed by Fidelity Investments, who has been designated as investment custodian to the Plan. Certain Plan investments are shares of the Company's common stock. The Plan also issues loans to participants, which are secured by the vested balances in the participants’ accounts. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2019 and 2018, the Plan held within participant accounts 803,773 and 696,724 shares, respectively, of the Company’s common stock, with a fair value of $25,093,786 and $38,884,153, respectively.

At December 31, 2019 and 2018, there were also 33,555 and 18,750 shares of the Company’s common stock with a fair value of $1,047,587 and $1,046,438, respectively, held by the Plan within self-directed brokerage accounts.

6.     PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts. The Company also has the right to discontinue its contributions at any time. Beginning October 1, 2019, the Company discontinued discretionary contributions to the plan until further notice.

7.     FEDERAL INCOME TAX STATUS

Prior to 2016, the Plan used an individually-designed plan document that was covered by a series of prior favorable IRS determination letters as to its qualified form, the most recent of which was issued in 2011. Effective January 1, 2016, and prior to expiration of the Plan’s 2011 favorable IRS determination letter, the Plan was amended and restated through the adoption of an IRS pre-approved volume submitter plan document package that is covered by a favorable IRS advisory letter, dated March 31, 2014, in which the IRS determined that the form of the volume submitter document package later adopted by the Company met the applicable tax-qualification requirements. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the Department of Labor ("DOL"). The Plan is subject to routine audits by taxing jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax adjustments with respect to the Plan for years prior to 2016.

8.     SUBSEQUENT EVENTS

In December 2019, a novel strain of coronavirus (“COVID-19”) surfaced in Wuhan, China. In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, and the virus has spread to most countries and to all 50 states within the United States. The COVID-19 pandemic has created significant volatility in financial markets and has affected, and may continue to affect, the fair value of the Company’s common stock and other Plan assets. At present, it is not possible for us to predict the extent of this impact due to the ongoing uncertainty and volatility related to the pandemic.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which included several relief provisions available to tax qualified retirement plans and their participants. These provisions change the plan to, among others, allow certain eligible participants to receive coronavirus-related distributions of up to $100,000, allow deferral of loan repayment, and delay the commencement date for required minimum distributions. The provisions of the CARES Act may be effective immediately, prior to amending the Plan document. Plan management is in the process of reviewing the CARES Act and any resulting changes to the Plan.

Subsequent events were evaluated by Plan management through June 29, 2020, the date the financial statements were issued, and no additional disclosures were deemed necessary.

SUPPLEMENTAL SCHEDULE

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

EMPLOYER ID NO: 87-0447695

PLAN NO: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2019

		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
	American Century Inflation Protection	Registered Investment Company	**	$392,446
	American Century Equity Growth	Registered Investment Company	**	11
	Artisan Mid Cap Fund	Registered Investment Company	**	2,339,854
	Cohen & Steers Realty Shares	Registered Investment Company	**	1,137,046
*	Fidelity Spartan 500 Index	Registered Investment Company	**	8,632,048
*	Fidelity Cash Reserves	Registered Investment Company	**	78,002
*	Fidelity Money Market	Registered Investment Company	**	3,909,207
	Grandeur Peak International Opportunities	Registered Investment Company	**	341,540
	Janus Triton N	Registered Investment Company	**	2,369,466
	JP Morgan Mid Cap Value Fund; Class A	Registered Investment Company	**	2,154,906
	JP Morgan Strategic Income Opportunity	Registered Investment Company	**	770,593
	Matthews Asia Dividend Companies	Registered Investment Company	**	211,032
	Matthews Asia Small Companies	Registered Investment Company	**	95,855
*	Merit Medical Systems, Inc. Common Stock	Common Stock (803,773 shares)	**	25,093,786
	Metropolitan West Total Return Bond	Registered Investment Company	**	2,856,239
	Morley Stable Value Fund	Common Collective Fund (115,476 units)	**	2,985,276
	Oakmark Fund; Class 1	Registered Investment Company	**	3,899,059
	Oakmark International Fund; Class 1	Registered Investment Company	**	2,023,142
	Oppenheimer Gold & Special Minerals Fund; Class A	Registered Investment Company	**	973,058
	Self-directed Brokerage Account	Self-directed Brokerage Account	**	4,074,637
	T Rowe Price Blue Chip Growth	Registered Investment Company	**	3,700,057
	T Rowe Price Emerging Markets Stock Funds	Registered Investment Company	**	1,157,595
	T Rowe Price Global Technology Fund	Registered Investment Company	**	1,688,645
	T Rowe Price Personal Strategy Balances	Registered Investment Company	**	15,013,953
	T Rowe Price Personal Strategy Growth	Registered Investment Company	**	19,472,900
	T Rowe Price Personal Strategy Income	Registered Investment Company	**	4,100,617
	T Rowe Price Retirement 2005 Fund	Registered Investment Company	**	39,878
	T Rowe Price Retirement 2010 Fund	Registered Investment Company	**	11,035
	T Rowe Price Retirement 2015 Fund	Registered Investment Company	**	66,764
	T Rowe Price Retirement 2020 Fund	Registered Investment Company	**	1,131,329
	T Rowe Price Retirement 2025 Fund	Registered Investment Company	**	405,334
	T Rowe Price Retirement 2030 Fund	Registered Investment Company	**	2,312,086
	T Rowe Price Retirement 2035 Fund	Registered Investment Company	**	1,065,707
	T Rowe Price Retirement 2040 Fund	Registered Investment Company	**	883,975
	T Rowe Price Retirement 2045 Fund	Registered Investment Company	**	793,490
	T Rowe Price Retirement 2050 Fund	Registered Investment Company	**	486,961
	T Rowe Price Retirement 2055 Fund	Registered Investment Company	**	422,034

	T Rowe Price Retirement 2060 Fund	Registered Investment Company	**	332,579
	Vanguard Developed Markets Index	Registered Investment Company	**	525,776
	Vanguard Emerging Markets Index Admiral	Registered Investment Company	**	542,603
	VANGUARD MID CAP INEX ADMIRAL	Registered Investment Company	**	1,975,994
	Vanguard Small Cap Index Admiral	Registered Investment Company	**	1,509,936
	Wasatch Small Cap Value Fund	Registered Investment Company	**	2,949,063
	William Blair International Growth Fund, Class N	Registered Investment Company	**	1,962,533

	Total assets held for investment purposes			126,888,047

*	Notes receivable from participants	Maturing 2020 to 2028 at interest rates of 4.25% to 6.50%	**	2,928,704

	Total			$129,816,751

*	Party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Merit Medical Systems, Inc. 401(k) Plan Administration and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merit Medical Systems, Inc.
401(k) Profit Sharing Plan

Date: June 29, 2020	/s/ Raul Parra

Raul Parra
Chief Financial Officer

EXHIBIT INDEX

Exhibit

NumberDescription

23.1Consent of Independent Registered Public Accounting Firm